BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

February 13, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.

File Nos. 333-226811

Dear Ms. Rossotto and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral legal and accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-14 (File No. 333-226811) filed on August 13, 2018 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing a revised version of its Registration Statement. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.          Please disclose prominently throughout the proxy statement the method for stockholders of TPIC and PWAY to have their shares of FLEX repurchased by FLEX, including the timing of such repurchases and the risks that assets of FLEX may be depleted to fulfill such repurchases. We note that you include such disclosure on pages 32 and 52-53. This disclosure should be included in the initial pages of the proxy statement and should be in plain English.

Response: The document has been revised as requested.

2.          Please disclose, up front and prominently, the fundamental differences in the structure of PWAY, TPIC and FLEX, highlighting the differences between a BDC and an interval fund. Such discussion should include the regulation of these types of entities, any impact regulations may have on the investment strategy and investment portfolio and differences in liquidity and qualifying investments (as discussed in “Risk Factors”). Please also include such discussion in the section entitled “Questions and Answers about the Stockholder Meetings and the Merger.” We note the section entitled “Comparison of Material Features of a Business Development Company and a Closed-End Registered Investment Company” beginning on page 127. Please include some of these concepts in plain English in the initial pages of your next filing.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

3.          We note that the legal survivor of the Merger (TPIC) differs from the accounting survivor (PWAY). Regarding the selection of the target fund as the accounting survivor, explain to us in your response the degree of repositioning of the target fund’s portfolio investments in connection with the target fund’s reorganization, whether planned, forced, or before or after the Merger. Your response should include a consideration of whether the target fund’s securities are qualifying investments for a BDC. As appropriate, please estimate the percentage of the target fund’s securities that will be sold and disclose any costs related to repositioning the portfolio in both dollars and basis points. To the extent any repositioning would result in capital gains distributions to stockholders, please quantify such amounts in both aggregate and per share amounts.

Response: PWAY expects to reposition its portfolio by selling approximately $5.2 million fair value investments for cash prior to the Merger and re-investing those proceeds in syndicated senior secured first lien and second lien loans after the Merger. The $5.2M fair value represents approximately 48.5% of PWAY’s 6/30/18 total fair value of investments and approximately 62% of PWAY’s net assets as of the same date. Approximately 85% of the amounts expected to be sold will be forced as these investments are not “qualifying assets” for BDC purposes because they are investments in U.S. companies with market capitalization greater than $250 million. Approximately 15% of the amounts expected to be sold will be planned sales made at the discretion of the portfolio manager.  PWAY expects to incur costs of approximately $12,489 or 12 basis points based on PWAY’s 6/30/18 total fair value of investments as part of repositioning its portfolio. Based on PWAY’s 6/30/18 fair value of investments, PWAY expects to realize $134,294 in capital gains or $0.20 per share related to the reposition.

4.          In your next filing, please update the pro forma financial statements based on the date of the registrant’s most recently filed quarterly financial statements.

Response: The document has been revised as requested

5.          With regard to the $2.0 million repayment of previously-waived expenses of Triton, please advise as to whether the repayment conditions discussed previously with the Staff will remain in place. Please discuss the appropriateness of the repayment.

Response: Under the existing expense support agreement (the “Existing ESA”), reimbursement payments by TPIC must be made within a period not to exceed three years from the end of the fiscal year in which an expense support payment is made by the TPIC Investment Adviser. Expense support payments made prior to this rolling three-year period are no longer eligible for reimbursement on a rolling basis. However, upon termination of the Existing ESA, TPIC must promptly repay all amounts previously advanced during the three-year period that have not been reimbursed. That is, upon termination of the Existing ESA, the obligation of TPIC to repay the TPIC Investment Adviser is fixed and due immediately. Under the terms of the Existing ESA, the repayment amount must be paid promptly, to the detriment of TPIC’s continuing operations and shareholders. However under the terms of the Letter Agreement (described below), the repayment obligation is capped, deferred and subordinated to distributions to TPIC’s shareholders.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

In connection with the Merger, TPIC and the TPIC Investment Adviser entered into a letter agreement (the “Letter Agreement”) providing for the termination of the Existing ESA upon the completion of the Merger and agreed to limit the amount owed by TPIC to the TPIC Investment Adviser to an amount equal to the lesser of (i) $2 million or (ii) the current reimbursable amount owed by TPIC to the TPIC Investment Adviser as of the date of the Merger (the “ESA Reimbursement Amount”). Although this ESA Reimbursement Amount will become immediately due and will be expensed on TPIC’s income statement, it will not be paid immediately following the Merger. Thereafter, pursuant to the Letter Agreement, the TPIC Investment Adviser agreed that any repayment of the ESA Reimbursement Amount will be subject to the restrictions and conditions set forth in the Expense Limitation Agreement between FLEX and the New Investment Adviser (the “FLEX ELA”) that will go into effect following the Merger. The Repayment Limitations under the FLEX ELA (discussed below) are substantially similar to the conditions to repayment contained in the Existing ESA.

Pursuant to the FLEX ELA, any repayment of the ESA Reimbursement Amount is subject to satisfaction of the following conditions: (1) the Repayment Limitations (as discussed below) are satisfied, (2) any amounts due to the New Investment Adviser as a reimbursement under the FLEX ELA have been paid, and (3) FLEX has excess cash on hand. Specifically, the FLEX ELA provides that reimbursements in any quarter shall be limited to the lesser of (i) the excess of the Annual Limit (8.00% of FLEX’s average quarterly net assets) applicable to such quarter over FLEX’s actual operating expenses for such quarter and (ii) the amount of reimbursement which, when added to FLEX’s expenses for such quarter, permits FLEX to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of FLEX’s shares) from the sum of (x) FLEX’s net investment income (loss) for such quarter plus (y) FLEX’s net realized gains (losses) for such quarter (the “Repayment Limitations”).

Pursuant to the Existing ESA, promptly after termination of that agreement, TPIC is required to pay to the TPIC Investment Adviser all expense support payments paid by the TPIC Investment Adviser to TPIC within the last three years prior to the date of termination of the agreement that have not been previously reimbursed. TPIC believes that the repayment of the ESA Reimbursement Amount in connection with the Merger is appropriate and reasonable because the TPIC Adviser has agreed to (i) limit the amount of the ESA Reimbursement Amount and (ii) impose greater restrictions on repayment than are currently in place. Under the terms of the Existing ESA, the TPIC Investment Adviser may terminate the Existing ESA at any time on thirty days’ prior written notice and require TPIC to promptly repay all amounts previously advanced within the last three years that have not been reimbursed. In connection with the Merger, pursuant to the Letter Agreement, the TPIC Investment Adviser agreed to cap this amount at $2.0 million. Further, in addition to the Repayment Limitations contained in the FLEX ELA (which are substantially similar to those contained in the Existing ESA), the TPIC Investment Adviser agreed that payment of the ESA Reimbursement Amount would be subordinated to the repayment of any amounts owed to the New Investment Adviser under the FLEX ELA and then only to the extent that FLEX determines that it has excess cash on hand to make these repayments. TPIC believes that these additional limitations will ensure that FLEX will not be required to pay any amounts to the TPIC Investment Adviser in a manner that will adversely affect FLEX or its shareholders.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

6.                  In each of the stockholder letters, please include a brief description of the New Investment Adviser, including that it is an affiliate of PWAY. In addition, please enhance your discussion of the New Investment Adviser in the section entitled “The Merger” to describe its structure and who has investment authority.

Response: The document has been revised as requested.

7.          In each of the stockholder letters, please include a brief description of each of PWAY and TPIC, including their investment objectives, and describe the combined fund post-Merger. Refer to your disclosure on page 158 regarding the “Pre-Merger Business of TPIC” and the “Post-Merger Business of FLEX.”

Response: The document has been revised as requested.

8.          In the letter to PWAY stockholders, please remove the language stating “Importantly, following completion of the Merger, you will be an investor in a business development company and benefit from the protections of the 1940 Act associated with business development companies.” Instead, please explain the differences between a BDC and an interval fund under the 1940 Act.

Response: The document has been revised as requested.

9.          In each of the stockholder letters, please ensure that the description of alternatives if all of the proposals are not approved is consistent with similar disclosure elsewhere in the proxy statement.

Response: The document has been revised as requested.

10.       In each of the stockholder letters, please explain the basis for the respective board’s decision that the Merger is in the best interests of the stockholders.

Response: The document has been revised as requested.

11.       In each of the notices to stockholders, please describe the votes required for each proposal to be approved.

Response: The document has been revised as requested.

12.       On page 2, please clarify what is meant by the “effective time” of the Merger.

Response: The document has been to clarify the meaning of the term in question.

13.       Throughout the proxy statement, please correct any references to TPIC that are meant to refer to FLEX.

Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

14.       On page 3, in the answer to the question “How does PWAY’s investment strategy differ from that of TPIC and what investment strategy changes are expected to occur in connection with the Merger?” please add disclosure focusing on how the investment strategies contrast.

Response: The document has been revised as requested.

15.       On page 4, you note that “up to 30% of [FLEX’s] investments are expected to consist of other securities.” Please add further disclosure of the nature of the investments to be made by the combined entity and add additional disclosure regarding from which Fund the securities of the surviving entity with come, including the percentage of PWAY’s assets that will be qualifying assets.

Response: The document has been revised as requested.

16.       The third paragraph on page 4 briefly mentions the New Investment Adviser. Please advise whether the current adviser and sub-adviser of TPIC will receive any compensation in connection with the proposed transaction.

Response: As is disclosed in the document, the current investment adviser to TPIC will have one non-voting unit and a 50% economic interest in the New Investment Adviser. Except for this interest in the New Investment Adviser, neither the current investment adviser nor the current sub-adviser of TPIC will receive any compensation in connection with the proposed transaction.

17.       In connection with the proposed $2.0 million repayment of previously-advanced expenses of Triton, please provide us with your analysis as to whether Section 15(f) of the 1940 Act is applicable.

Response: Section 15(f) of the Investment Company Act of 1940, as amended, generally provides that “an investment adviser . . .  of a registered investment company  .. . . may receive any amount or benefit in connection with a sale of securities of, or a sale of any other interest in, such investment adviser . . . which results in an assignment of an investment advisory contract with such company, if (A) for a period of three years after the time of such action, at least 75 per centum of the members of the board of directors of such registered company .. . . are not (i) interested persons of the investment adviser of such company  . . ., or (ii) interested persons of the predecessor investment adviser  …; and (B) there is not imposed an unfair burden on such company as a result of such transaction or any express or implied terms, conditions, or understandings applicable thereto.”  Thus, the Section 15(f) safe harbor would presumably only be applicable in the event there is a potential benefit that may be received by an investment adviser in connection with a sale of securities of, or a sale of any other interest in, such investment adviser.  We believe that Section 15(f) is not applicable to the facts at hand because the services for which the ESA Reimbursement Amount is being paid have already been performed pursuant to a duly approved Existing ESA and that, therefore, the presumed benefit received by the TPIC Investment Adviser from such payments is not being realized in connection with the Merger.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Section 15(f) was added to the 1940 Act in 1975 to “make it clear that an investment adviser to a mutual fund may be sold at a profit under conditions designed to protect fund shareholders.” S. Rep. No. 94-75, at 140 reprinted in 1975 U.S.S.C.A.N. 179, 317 (hereinafter “Senate Report 94-75”). In 1971, the Second Circuit had held that the “expectation of profits under an investment advisory contract is not an asset which, under the Investment Company Act, the adviser can assign outright.” Rosenfeld v. Black, 445 F.2d 1337, 1344 (2d Cir. 1971). After the Second Circuit’s decision in Rosenfeld, it was felt that legislation was necessary to clarify the law with respect to sales of interests in mutual fund investment advisory businesses in order to avoid potential undue burden on the investment company industry. See Thomas L. Hazen, Transfers of Corporate Control and Duties of Controlling Shareholders - Common Law, Tender Offers, Investment Companies - and a Proposal for Reform, 125 U. Pa. L. Rev. 1023, 1057-1060 (1977). The Congressional purpose in enacting Section 15(f), therefore, was to permit sales of mutual fund investment advisory businesses to the extent that the mutual funds being advised were themselves not unfairly burdened as a result of the transaction. Senate Report 94-75 at p. 7.

The principal potential harms suggested in various materials if Section 15(f) was not enacted were that the successor adviser might want to ensure somehow the permanency of its position in order to earn back the purchase price (see, e.g., Hearings on S.470 (Feb. 1973), Technical Statements of the Commission at 246 (“1973 Hearings”); and Hearings on H.R.10570 (1975), Statements of Philip A. Loomis, Jr., Commissioner, at 36-38), or that the successor adviser might want the right to execute portfolio transactions on behalf of the mutual funds on terms unfavorable to the funds or the selling advisor might want to retain such rights (see, e.g., Id.; and Senate Report 94-75, at 141). Based on our review of these materials, we have found no suggestion that the payment of previously earned fees or the reimbursement of previously incurred expenses for an adviser that is transferring its business should be prohibited.  Had there not been a Merger, but instead a termination of the TPIC Investment Adviser due to a hiring of a different adviser or even in the event the relationship had continued, the payment would still be due to TPIC Investment Adviser pursuant to such duly approved Existing ESA.   In fact, had the Merger not taken place, the amount of the payment under the Existing ESA would have potentially been higher, (as noted in the above response) than in connection with the Merger.  Accordingly, the ESA Reimbursement Amount does not represent any kind of profit or benefit to the TPIC Investment Adviser that the TPIC Investment Adviser is receiving in connection with a sale of securities of, or a sale of any other interest in, the TPIC Investment Adviser. Instead, it is an ordinary payment made pursuant to the Existing ESA in connection with the services previously performed by the TPIC Investment Adviser.

18.       On page 4, please further clarify the benefits alluded to in the sentence reading “The structure of the Merger was selected in order to optimize the U.S. federal income tax treatment of the Merger and simplify the treatment of the Merger with respect to certain potential contractual obligations of the parties.”

Response: The sentence in question has been deleted from the document.

19.       On page 5, in the answer to the question “Who is responsible for paying the expenses relating to completing the Merger, including the preparation of this joint proxy statement and prospectus and the solicitation of proxies?” please disclose the estimated total cost of the transactions contemplated in connection with the Merger, including the estimated amounts borne by each party, and the rationale for allocating the expenses in that manner. Please indicate whether your estimate includes any repositioning costs, if applicable. Please also disclose that although TPIC and PWAY are bearing the costs, such costs are indirectly a borne by their stockholders.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

20.       Please add a question and answer addressing the different fee structures of PWAY, TPIC and FLEX including each expense limitation agreement, and add a question and answer on the differences between BDCs and interval funds.

Response: The document has been revised accordingly. The comparison table included in response to Comment No. 2 includes disclosure addressing the different fee structures of PWAY, TPIC and FLEX. In addition, questions and answers have been included in the document regarding the expense limitation agreements and the expense support agreement, and the differences between BDCs and interval funds.

21.       On page 5, you discuss the current PWAY expense limitation agreement. In your response, please advise whether any and all PWAY expenses subject to recapture are being permanently waived in connection with the Merger.

Response: The Company advises the Staff that any and all PWAY expenses subject to recapture are being permanently waived in connection with the Merger.

22.       Please reconcile the language on page 6 that “waivers or reimbursements of fund expenses are made at the sole discretion of the New Investment Adviser and are not mandatory” with disclosure elsewhere regarding the Expense Limitation Agreement between FLEX and the New Investment Adviser.

Response: The disclosure in the document has been clarified to explain that the Expense Limitation Agreement between FLEX and the New Investment Adviser permits, but does not require the New Investment Adviser to waive its fees or reimburse expenses.

23.       On page 7, please explain in plain English the vote required for each TPIC Stockholder Proposal and PWAY Stockholder Proposal to be approved.

Response: The document has been revised as requested.

24.       In the answer to the question “Does TPIC’s board of directors recommend approval of the TPIC Stockholder Proposals, including the TPIC Merger Proposals?” please explain the basis for the board’s approval and its rationale that the Merger is in the best interests of stockholders.

Response: The document has been revised as requested.

25.       In the section entitled “Summary” beginning on page 10, please focus on information needed for stockholders to make an informed vote on the Merger, including the structure and nature of investments of FLEX. Please delete information that could be viewed as marketing the fund.

Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

26.       Please remove reference to the PricewaterhouseCoopers study referred to on page 10 or update the data source as necessary.

Response: The document has been revised as requested.

27.       Please revise the disclosure under the caption “Post-Merger Organization and Structure of FLEX” on page 12 to describe each of PWAY, TPIC and FLEX in relation to the others. Please include a chart comparing the portfolio composition of each of the three entities.

Response: The document has been revised as requested.

28.       On page 13, you state that the New Investment Adviser is “registered as an investment adviser with the SEC.” If the New Investment Adviser is not yet registered as an investment adviser, please include disclosure stating when it intends to register.

Response: The Company advises the Staff that the New Investment Adviser’s registration as an investment adviser with the SEC has become effective; therefore, no disclosure changes are necessary in response to the above comment.

29.       We note that TPIC Administrator is expected to serve as sub-administrator to FLEX. Please explain what this role entails, how fees will be determined and who will pay them, whether fees will be subject to a Section 15(c) approval process, and how the board of directors will determine whether such fees are appropriate.

Response: The Company anticipates that TPIC Administrator will enter into a sub-administration agreement with FLEX and Prospect Administration by which TPIC Administrator will provide certain information to Prospect Administration and prepare certain reporting materials that TPIC Administrator currently prepares for TPIC. Please see the disclosure added to the document in response the Comment 88 for a more detailed description of the services that TPIC Administrator is expected to provide.

It is expected that FLEX will reimburse TPIC Administrator for TPIC Administrator’s costs and expenses incurred by TPIC Administrator in performing its duties under the sub-administration agreement.  We expect that expenses reimbursed to TPIC Administrator will be capped at $200,000 during the first year that TPIC Administrator provides services pursuant to the sub-administration agreement.

The Board will review any fees paid to the Prospect Administrator and the TPIC Administrator in connection with its annual 15(c) review of the investment advisory agreement.

30.       Please confirm that all material considerations of the TPIC board of directors are disclosed in the section entitled “Reasons for the Merger” beginning on page 14, or revise as necessary. For example, on page 67, you note that one of the primary reasons for the Merger was the ability of TPIC to utilize exemptive relief granted to PWAY. Elsewhere, you discuss the ESA Reimbursement Amount. If either of these was a material board consideration, please disclose it under “Reasons for the Merger.” Additionally, did the TPIC board consider the benefits to the investment adviser of recovering the $2 million in previously waived expenses?

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: In the discussions of the Reasons for the Merger contained in the revised document, TPIC added additional disclosure regarding (i) its ability to utilize the exemptive relief granted to PWAY and (ii) the ESA Reimbursement Amount, as factors considered by the Board in approving the Merger.

31.       The disclosure on page 14 and 69 that “the total annual operating expenses borne by TPIC stockholders is expected to be reduced” does not seem consistent with disclosure in the section entitled “Comparative Fees and Expenses.” Please clarify.

Response: Per the revised “Comparative Fees and Expenses” chart included in the document, the total annual operating expenses borne by the TPIC stockholders (as a percentage of net assets) is expected to remain substantially the same following the merger. The document has been revised accordingly to address this fact.

32.       On page 14 and elsewhere, we note the use of the heading “Greater Diversification.” Please consider clarifying your disclosure, potentially by using a term other than “diversification,” as PWAY and TPIC are both non-diversified management investment companies.

Response: The document has been revised as requested.

33.       On page 15, the italicized language under the heading “Dilution to TPIC Stockholders” seems to be out of place. Please revise as necessary.

Response: The italicized language on page 15 was included by mistake and was removed from the document.

34.       Page 15 makes reference to “legal and adviser fees” in connection with the Merger. Please clarify what is meant by “adviser fees.”

Response: The document has been revised as requested. The reference to “adviser fees” was changed to read “accounting fees.”

35.       On page 15, you discuss distributions to TPIC stockholders. Please disclose whether any of these distributions are expected to consist of a return of capital.

Response: It is possible that a portion of distributions could be considered a return of capital. The Company has revised the document accordingly.

36.       Please confirm that all material considerations of the PWAY board of directors are disclosed in the section entitled “Reasons for the Merger” beginning on page 14, or revise as necessary. Please also include a discussion of why the board considered the Merger to be in the best interests of PWAY stockholders.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: PWAY confirms that all of the material factors considered by its Board are included in the document. The document has been revised to include a discussion of why PWAY’s Board considered the Merger to be in the best interests of PWAY and its stockholders.

37.       On page 16, you note that “TPIC and/or PWAY may be required to sell all or some of PWAY’s investments in connection with the Merger and re-invest those proceeds.” Throughout the proxy statement, enhance your disclosure regarding any required repositioning of the portfolio investments.

Response: The document has been revised as requested.

38.       On page 17 you note that “[t]he Merger may not qualify as a tax-free reorganization under Section 368(a) of the Code.” Please explain this disclosure in light of the fact that a tax opinion is a closing condition of the Merger, and revise if necessary.

Response: As is explained on page 32-33 of the initial filing, although the Merger is expected to qualify as a tax-free reorganization and although the Funds will receive a legal opinion to that effect, an opinion is not binding on the Internal Revenue Service, and PWAY and TPIC have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in such opinion.

39.       On page 19 you note that the New Investment Adviser is an affiliate of TPIC. Please enhance your disclosure regarding the structure of the New Investment Adviser and related entities.

Response: The document as revised contains additional disclosure regarding the structure of the New Investment Adviser and its related entities as well as the relationship between the TPIC Investment Adviser (and its affiliates) and the New Investment Adviser.

40.       In the “Comparative Fees and Expenses” table on page 22, please change the heading of the rightmost column to read “Pro Forma FLEX Combined.”

Response: The document has been revised as requested.

41.       Based on the “Comparative Fees and Expenses” table, it appears that PWAY stockholders will be paying a higher sales load in the combined entity. As necessary, please add disclosure regarding any higher sales load.

Response: A footnote has been added to the Comparative Fees and Expenses table to indicate that current investors that wish to purchase additional shares in FLEX will incur a higher sales load.

42.       Item 3(a) of Form N-14 states that the “Comparative Fees and Expenses” table should use “the format prescribed in the appropriate registration statement form under the 1940 Act.” Please include in this table all footnotes, assumptions and explanations used in the fees and expenses table in the registrant’s Form N-2. Also, we note that the “Interest payments on borrowed funds” number for TPIC differs from the fee table in TPIC’s registration statement.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised in response to the above comment.

43.       Please confirm that the numbers in the “Comparative Fees and Expenses” table sum correctly, and revise as necessary.

Response: The “Comparative Fees and Expenses” table has been revised in the document as requested.

44.       Please revise the actual “Shareholder servicing expenses” for PWAY in the “Comparative Fees and Expenses” table to match the fee table in PWAY’s registration statement.

Response: The document has been revised as requested.

45.       In the “Comparative Fees and Expenses” table, do not show a reduction for the expense support agreement for TPIC. PWAY may show a reduction for the expense limitation agreement as reflected in PWAY’s current registration statement. Footnote 6 should address the expiration date of any such agreement.

Response: The document has been revised as requested

46.       In the “Example” on page 23, PWAY may only reflect the reduction for the expense limitation agreement in its pre-merger expenses for 1 year and not for the 3-, 5-, and 10-year periods.

Response: The document has been revised as requested

47.       We are unable to recalculate the hypothetical amounts on the line labeled “TPIC Common Stock” on page 23. Please revise as necessary.

Response: We believe the hypothetical amounts included in the revised document are correct.

48.       In the hypotheticals on page 23, please also include a hypothetical assuming the 5% annual return is composed entirely of capital gains.

Response: The document now contains a hypothetical assuming the 5% annual return is composed entirely of capital gains.

49.       On page 23, you note that “[t]ransaction expenses related to the Merger are not included” in the hypotheticals. Please consider whether any repositioning costs should be included and please quantify transaction expenses in dollars and basis points.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: PWAY and TPIC do not believe that it is appropriate to include transaction expenses and repositioning costs in the expense examples because they are not on-going expenses and will not be borne by new shareholders following the Merger.

50.       Please update the “Selected Condensed Consolidated Financial Data of TPIC” to be as of the quarter ended June 30, 2018, and the “Selected Condensed Consolidated Financial Data of PWAY” to be as of the year ended June 30, 2018. Similarly, please update the pro forma financial information to be as of June 30, 2018.

Response: The document has been revised as requested.

51.       On page 30, you note that if the Merger Agreement is terminated, PWAY “may not be able to find a party willing to pay an equivalent or more attractive price than the price TPIC has agreed to pay in the Merger.” Please clarify what TPIC has agreed to pay.

Response: The language in question has been deleted.

52.       On page 32, you note that receipt of a tax opinion is a condition of the Merger “unless waived.” Please explain under what circumstances this condition may be waived, and who has the discretion to waive it.

Response: One of the conditions to the closing of the Merger is that PWAY receive an opinion from Eversheds Sutherland (US) LLP, substantially to the effect that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither PWAY nor TPIC intend to seek any ruling from the Internal Revenue Service regarding any matters relating to the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Like other closing conditions contained in the Merger Agreement, this condition can be waived by PWAY in its discretion. Although PWAY does not currently intend to waive this closing condition, the possibility exists if, for example, PWAY determines that the matters covered by the opinion are patently obvious and the delivery of the opinion would no longer be cost effective or necessary.

While PWAY has advised us that it does not currently intend to waive the condition to closing that PWAY’s tax counsel provide a tax opinion, dated as of the closing date of the Merger, such condition is, pursuant to the Merger agreement, as a technical matter, a waivable condition. TPIC will file as Exhibit 12 to the Registration Statement a tax opinion of each Eversheds Sutherland (US) LLP, as to tax matters, which is substantially similar in form to the tax opinion to be delivered at closing in satisfaction of the condition described above. Each of TPIC and PWAY has advised us that it will recirculate the prospectus and resolicit proxies if the condition to closing of the Merger regarding receipt of a tax opinion is waived and the change in tax consequences is material.

53.       Please enhance you disclosure on page 33 in the risk factor beginning “TPIC has not established any limit on the amount of funds it may use from available sources…” to describe post-Merger plans. Will the New Investment Adviser be subject to any remaining expenses subject to recapture by the TPIC Investment Adviser?

Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

54.       On page 37 you disclose that FLEX will pay management and incentive fees to the New Investment Adviser. Please include disclosure of the new fee structure earlier in the proxy statement and include charts showing differences in investment strategy, structure, and fee structure of TPIC, PWAY and FLEX.

Response: The document has been revised as requested. Specifically, the above referenced disclosure has been included in the comparison table included in the document in response to Comment No. 2.

55.       On page 46 you disclose that the senior secured loans underlying FLEX’s CLO investments are expected to typically be non-investment grade. Please disclose this prominently at the beginning of the proxy statement.

Response: The document has been revised as requested.

56.       On page 50, you note that “FLEX has limited experience in entering into hedging transactions.” Please clarify. If FLEX has no such experience, please so state.

Response: The document has been revised to indicate that the New Adviser has limited experience in this area.

57.       On page 52, you state that FLEX’s board of directors may amend the share repurchase program. To the extent that requirements to suspend the repurchase program are different between a BDC and an interval fund, please disclose this.

Response: The document has been revised as requested.

58.       On page 57, you state that “As a non-traded BDC, following completion of the Merger, FLEX would also be required to offer to repurchase its outstanding shares at the rate of 25% per quarter over four calendar quarters.” Please clarify that this is in connection with approval of the asset coverage proposal and disclose the mechanism of such repurchase more prominently.

Response: The document has been revised as requested.

59.       In connection with the “Comparison of the Existing Agreement and New Investment Advisory Agreement” on page 75, please consider whether any exclusions from the base management fee calculations should be compared and contrasted. Any differences should be highlighted. To the extent you do not already, please add a similar comparison for PWAY.

Response: The document has been revised as requested.

60.       Please provide a summary discussion of Proposal 4 (regarding asset coverage) earlier in the proxy.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: A discussion of the increase in leverage that is the subject matter of proposal 4 is included earlier in the revised document.

61.       We note that the “Estimated Annual Expenses” table on page 93 shows increases in the expense percentages for base management fees based on the different asset coverage requirements. Please explain in your response letter why the percentage increases.

Response: The increase in expense percentages for base management fees on the “Estimated Annual Expenses” is based solely on the additional interest expenses TPIC would incur, assuming borrowings representing approximately 100% and 200%, respectively, of TPIC’s average net assets.

62.       Please reconcile the “current expenses” column on page 93 with the fees and expenses table or explain why they should differ.

Response: The document has been revised in response to the above comment.

63.       We are unable to recalculate the hypothetical amounts on the line labeled “TPIC Common Stock” on page 93. Please revise as necessary. Also, please include a hypothetical assuming the 5% annual return is composed entirely of capital gains.

Response: We have revised the referenced hypothetical amounts and believe they are correct in revised document. Additional lines and notes have been added to the revised document to illustrate hypothetical expenses based on a 5% return composed entirely of capital gains.

64.       In the discussion on page 94 under the caption “Repurchase of TPIC Shares,” please revise your disclosure to make clear that the repurchase offer also applies to all stockholders following the Merger, not just to TPIC stockholders prior to the Merger.

Response: The document has been revised as requested.

65.       Please provide your analysis regarding the permissibility of the repurchase described on page 94 under Regulation M.

Response: TPIC believes that its proposed repurchase of its shares is permitted pursuant to Rule 102(b)(2) of Regulation M, which exempts periodic tender offers of securities, at net asset value, conducted pursuant to Rule 13e-4 of the Securities Act.  As is discussed in the revised document, the Special Repurchase Offer will be conducted pursuant to Rule 13e-4 and the repurchase price for any shares tendered during the Special Repurchase Offer will be equal to the net asset value per share of FLEX’s common stock as of the date of each such repurchase.

Additionally, TPIC believes that its proposed repurchase of its shares is also permitted under Regulation M in reliance on the SEC’s Order Granting a Limited Exemption from Rule 102(a) of Regulation M to Certain Business Development Companies Pursuant to Rule 102(e) of Regulation M (Rel. No. 34-71142), dated December 19, 2013 (the “Release”).  Pursuant to the Release, the SEC found it appropriate to grant a conditional exemption from Rule 102(a) to permit any unlisted company that has elected to be treated as a BDC under the 1940 Act to engage in periodic repurchases of its shares during the applicable restricted period, subject to the following conditions:

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

(1)   Any company relying upon the exemption must terminate its repurchase program if a secondary market for the shares being repurchased develops; and

(2)   Any repurchase pursuant to this exemption will be made at a price that does not exceed the then current public offering price for such securities.

Any repurchases of TPIC’s shares will be made at their net asset value which, under the 1940 Act, must not be greater than TPIC’s offering price.  Further, TPIC hereby undertakes to terminate the repurchase if a secondary market for its shares of common stock should develop prior to the completion of the repurchase.

Accordingly, the repurchase of TPIC’s shares will be exempt from Regulation M pursuant to Rule 102(b)(2)  and under the terms specified in the Release

66.       Please prominently disclose as a risk and earlier in the proxy statement that payment obligations for tendered shares may force TPIC to sell assets at significantly depressed prices.

Response: The document has been revised as requested.

67.       On page 101, you reference “non-qualifying assets.” If this is not meant to refer to BDC non-qualifying assets, please revise to use another term.

Response: The document has been revised as requested.

68.       In the pro forma financial statements beginning on page 103, please use a single set of pro forma adjustments rather than showing separately for TPIC and PWAY. Please also include a pro forma adjustment to the balance sheet if there are any valuation policy differences that would cause an adjustment as of the merger date if the valuation policies of the combined entity were used to value the holdings of both funds.

Response: For the pro forma balance sheet, there are a number of adjustments that will take place prior to the merger, such as costs associated with the merger, the reimbursement of the TPIC ESA to the TPIC Investment Adviser and the reversal of reimbursable offering and organizational costs due to the PWAY Investment Adviser. By not showing as-adjusted balances, it would co-mingle expenses and reimbursements that are happening at each entry prior to the merger and are critical in illustrating the effects on the respective NAVs as used for computing the issuance of shares to PWAY There are no valuation policy differences that would cause an adjustment to the valuation of the investments in the merged entity.

69.       At the end of each pro forma financial statement, please include a reference to the notes to the pro forma financial statements and include such notes in your next filing.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

70.       Please remove “1,417,233” from the middle column of the table on page 103.

Response: The document has been revised as requested.

71.       Please clarify how the $(1,999,030) adjustment due to adviser ties to the December 31, 2017 financial statements, or correct it in your updated pro forma adjustments as of June 30, 2018.

Response: This disclosure has been corrected in the updated pro forma adjustments as of June 30, 2018.

72.       In your next filing, include a pro forma statement of operations for the twelve months ended June 30, 2018. Please include typical pro forma adjustments for Mergers, such as changes to management fees and any other adjustments due to duplicative services such as audit expenses, administrative services, etc.

Response: The document has been revised as requested.

73.       The adjustment described in footnote (B) on page 105 does not seem to be an appropriate adjustment to the statement of operations, as it appears to be a one-time reversal that is not expected to have a continuing impact. Please clarify.

Response: The adjustment in question has been deleted as requested.

74.       On page 105, consider whether any contractual changes to the expense support arrangement should be shown as a pro forma adjustment.

Response: The pro forma statement of operations has been revised to eliminate the prior PWAY expense support payments.

75.       The $2,000,000 adjustment on page 106 and the $1,252,930 adjustment on page 107 appear to be more appropriately characterized as balance sheet adjustments, as they seem to be one-time recaptures not expected to have a continuing effect.

Response: We have removed these items from the pro forma statement of operations.

76.       In the pro forma consolidated schedule of investments, please include any and all footnotes required by Regulation S-X and identify all non-qualifying assets. Please also identify (using a tick mark) any securities that are anticipated to be sold in connection with repositioning the portfolio.

Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

77.       Please update the capitalization table on page 109 to match your updated pro forma financial statements and include footnotes explaining each of the adjustments.

Response: The document has been revised as requested.

78.       On page 111 you state that “After reviewing all available alternatives, the PWAY Investment Adviser recommended that discussions with TPIC move forward regarding a potential merger.” Please elaborate and provide the basis for the PWAY Investment Adviser’s recommendation.

Response: The document has been revised as requested.

79.       On page 114, under the caption “TPIC’s Portfolio and PWAY’s Portfolio,” please add disclosure regarding the compatibility of the portfolios.

Response: The document has been revised as requested.

80.       In the “Comparison of Material Features of a Business Development Company and a Closed-End Registered Investment Company,” please add a comparison of qualifying assets for each type of entity.

Response: The document has been revised as requested.

81.       Please clarify the following sentence on page 130: “All or any part of the base management fee not taken as to any quarter shall be accrued without interest and may be taken in such other quarter as the TPIC Investment Adviser shall determine.”

Response: The document has been revised as requested.

82.       Under the heading, “Comparison of the Existing Agreement and New Investment Advisory Agreement” on page 132, please confirm that the description of the two agreements is accurate and focus the narrative on any differences.

Response: To the extent needed, the document has been revised to accurately describe the two agreements and to focus the narrative on the differences between those agreements.

83.       Please revise the subordinated incentive fee disclosure on page 133 to be in plain English.

Response: The document has been revised as requested.

84.       On page 135 you state, regarding capital gains, “If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.” Please disclose whether the positive number takes into account any operating costs.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

85.       On page 137 you state that “the New Investment Adviser, together with its affiliates, offers investment advisory services to other similar clients, including other U.S. registered investment companies and BDCs.” Will the New Investment Adviser have other clients directly or only through affiliates?

Response: FLEX is expected to be the only client of the New Investment Adviser. The New Investment Adviser’s affiliated advisers do have other clients.

86.       On page 137 you state that “TPIC’s board of directors believes that the differences in the fee structure are appropriate given the anticipated changes to TPIC’s investment strategy following the Merger.” Please clearly outline such changes earlier in the proxy statement, and disclose here why the changes warrant a higher fee.

Response: The document has been revised as requested.

87.       Please revise your statement on page 137 that “the New Investment Adviser and its affiliates had generated a gross unlevered internal rates of return” to be in plain English. Please also disclose what the board “discussed in detail” in this regard.

Response: The above referenced statement has been removed from the document.

88.       Please provide further disclosure regarding the terms of the sub-administration agreement on page 139.

Response: The document has been revised as requested.

89.       Please review whether the expense reimbursement discussion on page 153 belongs in the “Distributions” section or elsewhere.

Response: The discussion in question has been moved to its own section.

90.       On page 161 you discuss investments in floating rate debt. Please disclose any anticipated credit rating for these investments. If they will be below investment grade, please add disclosure to that effect.

Response: The investments are expected to be below investment grade. Disclosure to this effect has been added.

91.       On page 162 you state, “The New Investment Adviser is expected to employ a conservative investment approach focused on current income and long-term investment performance.” Please consider whether use of the term “conservative” is appropriate given an investment strategy contemplating 150% asset coverage and investments in CLOs.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The word “conservative” has been deleted from the disclosure in question.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Jon Talcott at (202) 712-2806.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.